SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 15, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

MEDIA RELEASE

SHAW ADDS TO THE BROADBAND EXPERIENCE WITH VIDEO MAIL

New value-add service now included for all Shaw Internet customers

CALGARY, AB (June 14, 2005) – Shaw Cablesystems today sent a message to its Internet customers that could change the way they use email. Shaw Video Mail is now available and is included in the monthly price for all Shaw Internet customers, adding to the long list of Internet improvements and new applications the company has delivered in the past year.

“Shaw Video Mail is a next generation service that is perfectly supported by the recent speed enhancements we’ve introduced,” said Peter Bissonnette, President of Shaw Communications Inc. “We’ve consistently made positive changes to our High-Speed Internet service to enhance our customers’ online experience and will continue to do so in the future.”

Using Shaw Video Mail, customers can send a video email up to two minutes in length to multiple recipients around the world. The message interface allows the inclusion of full audio as well as photos in a slide show format, creating amazing new ways for families and friends to share special occasions, holidays and other experiences.

For the recipient of a Video Mail, getting the message simply requires clicking on a link. Rather than being stored in the recipient’s inbox and taking up valuable hard drive space, the video mail is stored on a Shaw server. To access the service, customers can simply visit SHAW.CA.

Over the past 12 months, Shaw has brought numerous value-added Internet improvements to its base of over 1.1 million customers. These include speed enhancements of up to 40 percent for High-Speed Internet and Xtreme-I customers, Shaw Secure, Shaw Messenger, Shaw Email Filter, increased mailbox storage limits, and additional mailboxes for all High-Speed customers. Along with the company’s commitment to 24/7/365 service that sets the standard in the industry, Shaw has solidified its leadership in the Internet category in Western Canada.

Bissonnette added that the capacity of the company’s broadband network and infrastructure have helped drive many of these enhancements. “Because of our broadband advantage, we can add more speed and more features without compromising our commitment to customer service. It’s a huge advantage that our customers experience each time they use Shaw High-Speed Internet.”

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX – SJR.NV.B, NYSE – SJR).

For more information, please contact:
Peter Bissonnette
Shaw Communications Inc.
(403) 750-4500